

May 31, 2012

Via E-mail
Marguerite M. Elias
Senior Vice President and General Counsel
Gogo Inc.
1250 N. Arlington Heights Road, Suite 500
Itasca, IL 60143

> **Re:** **Gogo Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 22, 2012**
> **File No. 333-178727**

Dear Ms. Elias:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical Consolidated Financial and Other Data, page 10

1. We note your response to comment 2 from our letter dated May 7, 2012. Please revise your disclosure in footnote 9 to this table as well as on page 56 to clarify the number of sessions included in your connectivity take rate for which you did not receive revenue, either as a result of unforeseen technical issues or pursuant to complimentary segment or day passes distributed by your customer service representatives.

Our Technology Roadmap, page 112

2. We note your disclosure on pages 16 and 112 that the timing of your ATG-4 roll-out is dependent on whether you are able to obtain Supplemental Type Certificates (STCs) from the FAA for this deployment "on a timely basis." Please expand your disclosure to provide additional information about the status of your application for such approvals. If material, disclose the anticipated expenses associated with obtaining these STCs. We

note your disclosure on page 72 regarding the expenses incurred in the three month period ended March 31, 2012 for STCs to support your international commercial airlines.

<u>Back cover page of prospectus</u>

3. We note your response to comment 6 from our letter dated May 7, 2012 and the revisions to the back cover page of your prospectus. Please continue to balance your disclosure by disclosing the number of Gogo Connectivity sessions in 2011 where you disclose your number of Gogo Connectivity sessions since inception and the connectivity take rate for 2011 where you disclose the number of passengers on Gogo-equipped flights in 2011. In addition, please revise the disclosure of the number of aircraft online in your Business Aviation segment to refer to the number of aircraft "with ATG <u>or</u> satellite systems."

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Matthew E. Kaplan, Esq.
        Debevoise & Plimpton LLP